Exhibit B

Item 7

Pershing Square is the relevant entity for which PS Management may be considered a parent holding company.

PS Management is the relevant entity for which Mr. Ackman may be considered a control person.

Pershing Square is an investment adviser registered under the Investment Advisers Act of 1940, as amended.